EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS YEAR END RESULTS

TORONTO, Ontario (February 13, 2003) – Masonite International Corporation today announced its results for the fourth quarter and year ended December 31, 2002. Masonite International Corporation reports in U.S. dollars.

(All amounts in U.S. dollars)

Fourth Quarter Highlights

•	Sales increase 5% to $396 million

•	EBITDA increases 23%

•	EBITDA margin increases from 11.4% to 13.4%

•	EBIT increases 31%

•	EBIT margin increases from 8.3% to 10.5%

•	Net Income increases 60%

•	Earnings per share increases 56%

Year Highlights
(excluding non-recurring items)

•	Sales increase 14% to $1.6 billion

•	Organic sales growth represents 55% of increase

•	EBITDA increases 48%

•	EBITDA margin increases from 10.1% to 13.0%

•	EBIT increases 54%

•	EBIT margin increases from 7.6% to 10.2%

•	Net Income increases 70%

•	Earnings per share increases 51%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Fourth Quarter

			Increase /
	Q4/02	Q4/01	(Decrease)

Reported
SALES	$395.8	$378.0	5%
EBITDA	$53.1	$43.2	23%
EBIT	$41.4	$31.6	31%
INTEREST EXPENSE	$9.3	$11.6	(20%)
NET INCOME	$22.2	$13.9	60%
EPS	$0.42	$0.27	56%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Year ended

			Increase /
	12/31/02	12/31/01	(Decrease)

Reported
SALES	$1,619.5	$1,421.6	14%
EBITDA	$210.8	$142.9	48%
EBIT	$165.9	$107.5	54%
INTEREST EXPENSE	$43.8	$32.4	35%
NON-RECURRING ITEMS, NET	$3.0	$(17.4)	—
NET INCOME	$89.5	$39.5	127%
EPS	$1.70	$0.84	102%

Excluding Non-Recurring Items
SALES	$1,619.5	$1,421.6	14%
EBITDA	$210.8	$142.9	48%
EBIT	$165.9	$107.5	54%
INTEREST EXPENSE	$43.8	$32.4	35%
NET INCOME	$85.2	$50.3	70%
EPS	$1.62	$1.07	51%

Sales for the three month period ended December 31, 2002 were $395.8 million, a 5% increase over the $378.0 million reported in the same period in 2001. For the year ended December 31, 2002 sales were $1.62 billion, a 14% increase over the $1.42 billion for the same period in 2001. Organic sales growth was approximately 8% for the year.

Net income for the three month period ended December 31, 2002 was $22.2 million compared to $13.9 million reported in the same period in 2001. Earnings per share were $0.42 for the three month period compared to $0.27 per share for the same period in the prior year. Including the non-recurring items, reported net income for the year ended December 31, 2002 was $89.5 million compared to $39.5 million reported for the same period in 2001. Earnings per share for the year were $1.70 compared to $0.84 per share reported in the same period in the prior year.

As previously reported, in the third quarter the company recorded a net pre-tax gain of $3.0 million which consisted of a gain on the early settlement of subordinated long-term debt of $20.6 million less the write off of deferred financing costs of $17.6 million related to the refinancing of the Company’s senior secured credit facility. In the third quarter of 2001, a non-recurring charge of $17.4 million was recorded as the result of the prepayment of $150 million of senior notes that was a requirement of the financing agreement completed for the acquisition of Masonite.

Excluding non-recurring items, net income for the year ended December 31, 2002, was $85.2 million and earnings per share were $1.62 compared to $50.3 million and $1.07, respectively, for the same period in the prior year.

During the year ended December 31, 2002, Masonite reduced approximately $175 million of interest bearing indebtedness. The Company’s debt to equity ratio (net of cash) declined to 0.89:1.0 at December 31, 2002 from 1.66:1.0 a year earlier.

Commencing in 2002, in accordance with current accounting standards, goodwill is no longer amortized. Had this accounting standard been adopted in 2001, earnings per share in 2001 would have been $0.02 higher in the fourth quarter and $0.07 higher for the full year.

Philip S. Orsino, President and Chief Executive Officer stated, “We were pleased with the Company’s performance in 2002, the first full year following the acquisition of Masonite Corporation in the fall of 2001. Sales and margins increased, new products were introduced, an extensive advertising and branding campaign was launched, the integration of Masonite and Premdor was completed, and a significant amount of debt was repaid.”

The Company’s research and development center in St. Charles, IL., continues to develop new and innovative products some of which will be launched throughout 2003. Masonite’s customer focused sales strategy, its world recognized brand name, new technology and new products will all continue to drive the business in 2003. Growth outside North America is increasing as Masonite continues to enter new markets with all of its products.

Mr. Orsino also stated, “Our primary objectives are to continue to focus on margin improvement and debt reduction.”

While it is difficult to forecast results for 2003, the number of new housing starts and sales of existing homes is continuing at relatively high levels. Demand for our products in both new construction and home improvement sectors worldwide remains strong. At this time, assuming economic conditions remain relatively stable, management expects that the annual results for 2003 will be in line with analysts’ expectations of earnings per share of $1.80 to $2.00.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Year ended December 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001

Sales	$1,619,516	$1,421,602
Cost of goods sold	1,254,208	1,154,927

	365,308	266,675
Selling, general and administration	154,515	123,735

Income before undernoted items	210,793	142,940
Depreciation and amortization	44,855	35,403

Income before interest and income taxes	165,938	107,537
Interest	43,767	32,456
Non-recurring items, net	(2,990)	17,370

	125,161	57,711
Income taxes	27,951	12,933

	97,210	44,778
Non-controlling interest	7,667	5,318

Net income	89,543	39,460

Retained earnings, beginning of period	206,311	166,851

Retained earnings, end of period	$295,854	$206,311

Earnings per share	$1.70	$0.84

Diluted earnings per share	$1.65	$0.84

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended December 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001

Sales	$395,808	$378,005
Cost of goods sold	301,120	300,186

	94,688	77,819
Selling, general and administration	41,626	34,664

Income before undernoted items	53,062	43,155
Depreciation and amortization	11,688	11,596

Income before interest and income taxes	41,374	31,559
Interest	9,346	11,624

	32,028	19,935
Income taxes	7,777	4,272

	24,251	15,663
Non-controlling interest	2,042	1,810

Net income	22,209	13,853

Retained earnings, beginning of period	273,645	192,458

Retained earnings, end of period	$295,854	$206,311

Earnings per share	$0.42	$0.27

Diluted earnings per share	$0.40	$0.27

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31	December 31
	2002	2001

ASSETS
Cash	$47,644	$40,611
Accounts receivable	197,927	201,765
Inventories	293,878	256,689
Income taxes recoverable	—	2,138
Prepaid expenses	11,289	12,055
Current future income taxes	32,768	20,479
Assets held for sale	—	117,542

	583,506	651,279
Property, plant and equipment	711,601	614,216
Other assets	160,570	173,985
Long-term future income taxes	7,114	2,806

	$1,462,791	$1,442,286

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank and other indebtedness	$3,830	$105,377
Accounts payable	241,292	217,814
Income taxes payable	4,671	—
Current portion of long-term debt	35,582	16,177

	285,375	339,368
Long-term debt	498,000	473,703
Subordinated long-term debt	—	117,716
Non-controlling interest	28,231	28,125
Long-term future income taxes	98,744	78,152

	910,350	1,037,064

Common stock	257,325	236,262
Retained earnings	295,854	206,311
Foreign currency translation	(738)	(37,351)

	552,441	405,222

	$1,462,791	$1,442,286

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Year ended December 31
(In thousands of U.S. dollars)

	2002	2001

Cash flow provided by (used in) operating activities
Net income for the period	$89,543	$39,460
Depreciation and amortization	44,855	35,403
Accretion of interest	7,840	4,255
Gain on refinancing, net	(2,990)	—
Non-controlling interest	7,667	5,318
Cash from (reinvested in) working capital and other	5,425	(10,112)

	152,340	74,324

Cash flow provided by (used in) investing activities
Proceeds from sale of assets	103,095	572
Additions to property, plant and equipment	(43,503)	(30,538)
Acquisitions	(15,991)	(313,874)
Other investing activities	(21,924)	(23,399)

	21,677	(367,239)

Cash flow provided by (used in) financing activities
Proceeds from issue of common stock	10,082	63,700
Net change in bank and other indebtedness	(101,547)	87,890
Net (repayment) issue of long-term debt	(86,462)	184,619

	(177,927)	336,209

Foreign currency translation adjustment	10,943	(6,561)

Increase in cash	7,033	36,733
Cash, beginning of period	40,611	3,878

Cash, end of period	$47,644	$40,611